Human Genome Sciences, Inc. Legal Department 14200 Shady Grove Road Rockville, MD 20850 (301) 309-8504 (301) 517-8831 Fax
December 17, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jim Peklenk
Re:   Human Genome Sciences, Inc.
Form 10-K for the Year Ended December 31, 2007
File No. 001-14169
Dear Mr. Peklenk:
This letter is to confirm your telephone conversation today with our counsel, Mr. Jason Harmon of DLA Piper LLP (US), regarding a request for an extension of time to respond to the comments contained in your letter dated December 3, 2008, regarding the above-referenced Form 10-K. We very much appreciate your consent to extend the comment response time to Thursday, January 15, 2009, and expect to respond to your comments by such date.
Very truly yours,
/s/ James H. Davis
James H. Davis, Ph.D.
Executive Vice President, General Counsel and Secretary
cc: Jason Harmon, DLA Piper LLP (US)